EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended March 31
(In thousands, except per-share amounts and market prices)	2009	2008
Net (loss) income	$(217,437)	$195,638
Average diluted stock options outstanding	—	—
Average exercise price per share	$—	$—
Average market price per share—diluted basis	$—	$—
Average common shares outstanding	80,902	79,930
Increase in shares due to common stock equivalents—diluted basis (1)	—	110

Adjusted shares outstanding—diluted	80,902	80,040

Net (loss) income per share—basic	$(2.69)	$2.45

Net (loss) income per share—diluted	$(2.69)	$2.44

(1)	As a result of our net loss for the three months ended March 31, 2009, 4,600,512 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net loss per share because they were anti-dilutive. For the three months ended March 31, 2008, 4,298,251 shares of our common stock equivalents were not included in the calculation of diluted earnings per share because they were anti-dilutive.